NexGen Announces Voting Results for Election of Directors

Vancouver, BC, June 30th, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the voting results for the election of the Company's Board of Directors and the renewal of the Shareholders Rights Plan at its annual general and special meeting of shareholders held on June 30, 2026 (the "Meeting").

A total of 458,979,268 common shares, representing approximately 69.34% of the Company's outstanding common shares, were voted in person and by proxy at the Meeting. Shareholders voted in favour of (a) Appointing PWC LLP as auditors of the Company (99.94% in favour), (b) setting the number of directors at nine (95.01% in favour) and (c) approving a Shareholder Rights Agreement (98.02% in favour).

Shareholders also voted on the following matters at the Meeting:

Election of Directors

All nine nominees were elected to the NexGen Board of Directors at the Meeting. Each director will hold office until the Company's next annual meeting of shareholders, or until they resign or a successor is elected or appointed. The voting results were as follows:

Nominee	Votes For	% For	Votes Withheld/Abstain	% Withheld
Leigh Curyer	430,904,050	98.82	5,164,248	1.18
Christopher McFadden	382,645,161	87.75	53,423,048	12.25
Richard Patricio	220,459,558	50.92	212,513,658	49.08
Sharon Birkett	429,420,299	98.48	6,647,910	1.52
Warren Gilman	313,467,797	71.89	122,600,502	28.11
Sybil Veenman	339,350,802	77.82	96,717,406	22.18
Karri Howlett	344,273,635	78.95	91,794,664	21.05
Bradley Wall	306,858,746	70.37	129,209,462	29.63
Ivan Mullany	385,084,900	88.31	50,983,308	11.69

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure. NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power. The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

Monica Kras

VP, Corporate Development

+44 7307 191933

mkras@nxe-energy.ca

http://www.nexgenenergy.ca

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the delivery of clean energy fuel for the future, the development of the largest low cost producing uranium mine globally and incorporating elite standards in environmental and social governance, delivering a project that leads the entire mining industry socially, technically and environmentally, providing generational long-term economic, environmental and social benefits for Saskatchewan, Canada and the world, planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economics of a project, including the Rook I Project. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others, that, the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in costs, engineering details or specifications that would materially adversely affect its viability; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; and other estimates, assumptions and forecasts disclosed in the Feasibility Study for the Rook I Project. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, and other factors discussed or referred to in the Company's most recent Annual Information Form under "Risk Factors" and management's discussion and analysis under "Other Risks Factors" filed on SEDAR+ at www.sedarplus.ca and 40-F filed on Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.